

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4645

February 14, 2017

Jeffrey A. Munsie
General Counsel
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, Massachusetts 02139

      Re: **Merrimack Pharmaceuticals, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed January 24, 2017
               File No. 001-35409

Dear Mr. Munsie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Joseph McCann for

      Suzanne Hayes
      Assistant Director
      Office of Healthcare and Insurance

Cc: Katherine D. Ashley
       Graham Robinson
       Skadden, Arps, Slate, Meagher & Flom LLP